Andris J. Vizbaras Partner • Direct Dial: 212-238-8698 E-mail: vizbaras@clm.com	Carter Ledyard & Milburn llp Counselors at Law 2 Wall Street New York, NY 10005-2072 • Tel (212) 732-3200 Fax (212) 732-3232	570 Lexington Avenue New York, NY 10022-6856 (212) 371-2720
June 2, 2020

VIA EDGAR

Christina Chalk, Esq.
Senior Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-3628

Re:
Schedule TO filed May 22, 2020
Filed by FIMI Opportunity V, L.P., FIMI Israel Opportunity Five,
Limited Partnership, FIMI Five 2012 Ltd., Shira and Ishay
Davidi Management Ltd. and Ishay Davidi
File No. 005-53191

Dear Ms. Chalk:

Set forth below are the responses of FIMI Opportunity V, L.P., FIMI Israel Opportunity Five, Limited Partnership, FIMI Five 2012 Ltd., Shira and Ishay Davidi Management Ltd. and Ishay Davidi to your comments regarding the above-referenced Schedule TO-T (the “Schedule TO”). We are filing herewith Amendment No. 1 to the Schedule TO.

The paragraphs below are numbered to correspond to the comments in your letter dated May 27, 2020.  In each instance, we have repeated your comment in italics and set forth our response in plain type below the relevant comment.

All capitalized terms used but not defined herein have the same meanings as in the Offer to Purchase.

Christina Chalk, Esq.	2

General

1.
We are unable to locate a Schedule 13D amendment reflecting the Bidder Group’s tender offer and we note that you have not checked the 13D amendment box on the cover page of the Schedule TO. Please advise.

In response to your comment we have checked the box and included in the Schedule TO an amendment to the Schedule 13D previously filed by the Bidders.

Schedule TO-T

Exhibit (a)(1)(A) – Offer to Purchase

Summary Term Sheet, page 1

2.	Provide a brief statement of the accounting treatment for the offer. See Item 1004(a)(1)(xi) of Regulation M-A and Item 4 of Schedule TO.

We have made no change to the disclosure in response to this comment. The tender offer will have no accounting impact on the financial statements of Magal. Accordingly, the Bidder Group respectfully submits that the accounting treatment of the offer is not material to the unaffiliated shareholders of Magal.

Information Concerning Magal, page 23

3.
Include the address of Magal Security System Ltd.’s principal executive offices in Israel. Currently your disclosure indicates that its offices are “near Tel Aviv.” See Item 1002(a) of Regulation M-A and Item 2 of Schedule TO-T.

We have revised the Offer to Purchase in response to your comment.

Sources and Amount of Funds, page 25

4.
We note the disclosure in the first paragraph of this section that Bidders may borrow funds to purchase tendered shares. If so, they must amend the disclosure document to provide the information required by Item 1007(b) and (d) of Regulation M-A. This information must be provided with sufficient time remaining in the initial offer period such that shareholders may absorb the information after it is disclosed. Please confirm your understanding in your response letter

We confirm that we understand the disclosure requirements referenced in your comment.

Christina Chalk, Esq.	3

Conditions of the Offer, page 25

5.
All offer conditions must be objective and outside the control of bidders in a tender offer. Conditioning an offer on events that the Bidder Group could or did foresee raises issues of an illusory offer prohibited under Regulation 14E because shareholders cannot know what Bidder Group anticipated. Please revise.

We have revised the Offer to Purchase in response to your comment.

6.
See our last comment above. We have similar concerns about the definition of “event” in this section, which is defined in reference to something that “would cause the terms of the offer as a result of such ‘event’ to become materially different from the terms which a reasonable offeror would have proposed had it known of such ‘event’ on the date of this offer to purchase.” It is not clear to us how a shareholder could discern what events a reasonable offeror would or could anticipate. Please revise.

We have revised the Offer to Purchase in response to your comment.

7.	Revise to clarify what is meant by a “limitation on prices” on the NASDAQ for purposes of these offer conditions.

We have revised the Offer to Purchase to omit the phrase quoted in your comment.

8.
In the second to last bullet point on page 26, clarify what is meant by an adverse effect on “the trading of Magal shares.” If you are referring to a drop in the price of Magal shares, quantify the percentage change and specify from what trading price the change will be measured. In addition, your revised disclosure should make clear as of what date this change would be measured (at expiration or at any time while the offer is pending).

We have revised the Offer to Purchase to omit the phrase quoted in your comment.

9.
Refer to the second to last sentence in this section and the reference to any tendered shares “not theretofore accepted for payment.” It is not clear how payment could occur before conditions to the offer had been satisfied. Please revise or advise.

We have revised the Offer to Purchase in response to your comment.

Schedule I, page 31

10.	For each identified individual, disclose the material occupations, positions, offices or employment during the past five years including the start and end dates of each.

We have revised the Offer to Purchase in response to your comment.

*     *     *     *     *     *

Christina Chalk, Esq.	4

We trust that the foregoing is responsive to your concerns and look forward to working with you to resolve any outstanding issues.

If we can assist your review of the filing or elaborate upon the responses herein, please feel free to contact me (tel. 212-238-8698, mobile 917-334-7853).

Sincerely,

/s/ Andris Vizbaras
Andris J. Vizbaras

AJV:tbm